News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA DISCOVERY: 14 METERS GRADING 0.43% NICKEL
AND 0.14% COPPER AT FENELON MASSIVE SULFIDE TARGET

October 24, 2006 – American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) reports the completion of the phase I drilling program at the new massive sulfide discovery in the northern portion of the wholly owned Fenelon Project in Northern Quebec. Final assays have now been received for the core sampled to date, and supplement the previously announced partial assay results. The drill campaign consisted of 18 core drill holes with a total length of 7,813 meters.

Exploration has discovered a volcanogenic massive sulfide system which is defined by geology, geophysics and assay results. A stratigraphic zone has been defined by 9 core holes - all of which encountered base metal mineralization. The zone measures over 4 kilometers along strike with thicknesses ranging well over 300 meters and has now been shown to contain widespread strongly anomalous copper, zinc, and nickel, as well as trace amounts of gold and silver. Bonanza geologists have noted the similarity between this new discovery and the famous Kambalda massive sulfide district in Australia and the Noranda district. The chief difference between Kambalda and Noranda is the high nickel grades associated with some of the Kambalda deposits.

The discovery drill hole is hole FA-06-284 which contains a drilled intercept of 28.2 meters grading 0.28% nickel and 0.09% copper. Included in this zone is an interval with a length of 14 meters grading 0.43% nickel and 0.14% copper.

Higher grade intervals within this 14 meter zone include: 1.6% nickel, 0.5% copper and 1.6 g/t silver in a 0.5 meter interval, 1.7% nickel, 0.4% copper and 1.2 g/t silver in a 0.5 meter interval, and 1.6% nickel, 0.3% copper, 2.2 g/t silver and 0.4 g/t gold in a 0.5 meter interval. Higher in the drill hole, FA-06-284 encountered an interval with a length of 21 meters grading 0.08% zinc.

Drill hole FA-06-273 confirmed the discovery by encountering a 99.7 meter thick horizon that is also highly enriched with nickel. Throughout this thick horizon, Bonanza’s geologists sampled eleven (11) zones with a combined length of 32.5 meters, which contain an average grade of 0.2% nickel. The longest continuously sampled interval within this thick horizon drilled 15.2 meters grading 0.31% nickel. About 30 meters above, the hole encountered a 2.5 meter zone grading 0.5% nickel. Planning to sample the remaining un-sampled core on a high priority basis has commenced, and will be announced upon completion.

Drill holes FA-06-273 and FA-06-284 are over two kilometers apart and are thought to test the same stratigraphic horizon. Only two holes have been drilled between these very encouraging drill holes, and both contain long intervals of strongly anomalous nickel and zinc. Because of the large size of the system, it cannot be confirmed that these two intervening drill holes tested the target horizon. The area between drill holes FA-06-273 and FA-06-284 represents a highly prospective drill target for Bonanza’s next drilling campaign. A very encouraging, large, undrilled EM geophysical “conductor” is also located near this area, and is another highly prospective drill target.

Robert Hawkins, VP Exploration, enthused: “While these results are likely to be sub-ore grade for this deposit type at this location, some of these nickel grades are ore grade in many nickel mining districts around the world, indicating the very exciting nature of these drill results. These intercepts also emphasize the substantial size potential of the target zone.”

Table of Current Updated Drill Results

Drill Hole #	From meters	To meters	Grade	Length	Grade	Length	Grade	Length	Grade	Length
			Au g/t	meters	Cu%	meters	Zn%	meters	Ni%	meters
FA-06-272	285	296							0.04	11.0
	309	320.6							0.04	11.6
including	316.6	317.6					0.11	1.0
	389.3	393.6							0.08	4.3
FA-06-273	111.37	113.87			0.06	2.5			0.49	2.5
	141.3	156.5							0.31	15.2
FA-06-284	202	223					0.08	21.0
	378.76	407			0.09	28.2			0.28	28.2
including	393	407			0.14	14.0			0.43	14.0
including	394	394.5			0.50	0.5			1.57	0.5
and	396.9	397.4	0.4	0.5	0.27	0.5			1.60	0.5
and	405.72	406.22			0.07	0.5			1.70	0.5
FA-06-285	382.6	385			0.03	2.4			0.16	2.4
	408.1	408.6			0.07	0.5	0.31	0.5	0.07	0.5
	443.8	453.9			0.05	10.1			0.15	10.1
including	445.75	447.7			0.19	2.0			0.62	2.0
FA-06-287					Anomalous Cu, Zn, Ni, Au
FA-06-288	209.51	222.69	0.26	13.2	0.02	13.2	0.08	13.2	0.02	13.2
including	213.7	219.4	0.43	5.7	0.02	5.7	0.10	5.7	0.02	5.7
including	216.78	217.47	1.15	0.7
FA-06-293A					Anomalous Cu, Zn, Ni, Au
FA-06-294	262.33	264.18	0.83	1.9	Anomalous Cu, Zn, Ni, Ag
FA-06-295	155.45	156.4			0.03	1.0	0.12	1.0

The interval lengths for Au, Cu, Ni, and Zn are measured along the core axis and are not true widths. Although the drilling is generally oriented at high angles to the target zone in an effort to drill as near to true thickness as practical, current estimates indicate that the true thicknesses will be between 60% and 75% of the drilled intervals. Grades shown are weighted average grades. The current table of assay results updates the table of partial assays announced by Bonanza in a news release dated April 25, 2006 which is available at www.americanbonanza.com.

The massive sulfide discovery is the result of detailed exploration by Bonanza’s geologists that reveals important geologic and alteration similarities to known deposits These features are coincident with Magnetic and EM anomalies. Mineralization encountered to date is associated with strataform seams that contain pyrite, sphalerite, chalcopyrite, nickel, and pyrrhotite. These seams are contained within horizons that measure up to hundreds of meters in thickness.

Bonanza geologists are completing a final analysis of all data on this important new massive sulfide target towards planning for a phase II drilling program later in 2006. This program will be designed to further explore along strike and down dip where recent down hole EM and surface EM surveys indicate the presence of substantial conductors. Bonanza’s exploration knowledge of the Archean metavolcanic and metasedimentary stratigraphy, alteration, and drill hole geochemistry will assist in the design of this drilling program.

The Fenelon Project area is located within an important Archean mineral belt that contains significant volcanogenic massive sulfide base metal mines along strike and in the hanging wall from the Bonanza’s discovery. The northern Abitibi Greenstone belt is host to the Matagami Lake mines located 50 kilometers to the southeast of Fenelon and the Selbaie mining district located 40 kilometers to the southwest of Fenelon. These districts account for over 80 million tonnes of high grade base metal ore with strong precious metal credits. The Fenelon occurrence is geologically similar to the nearby Matagami Lake and Selbaie deposits, as well as the deposits mined in the Kambalda and Noranda mining districts.

Qualified Person

The Fénélon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ), under the technical supervision of Robert Hawkins, VP Exploration for Bonanza, supported by Alain Carrier, P. Geol. (OGQ) of Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com